Part II, Item 14 "Indemnification of Directors and Officers" on page II-1 of the Registrant's Amendment No. 2 to Form S-1 Registration Statement (Reg. No. 333-32949) filed with the Securities and Exchange Commission on or about September 17, 1997.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

New Hampshire Revised Statutes Annotated ("RSA") 293-A, Sections
8.51 and 8.56, empower a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in connection with any civil or criminal suit or proceeding (other than a derivative action) to which they are parties or threatened to be made parties by reason of being directors or officers, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful). The power to indemnify in connection with an action or suit by or in the right of the corporation (a derivative action) is more limited. Indemnification against expenses actually and reasonably incurred is required if a director or officer is wholly successful in defense of an action, suit or proceeding of the type where indemnity is permitted by the statute. Unless ordered by a court, indemnification under the statute, other than mandatory indemnification against expenses, may be made only if a determination that indemnification is proper has been made by a prescribed vote of the board of directors, special legal counsel in certain cases, by the shareholders or by the prescribed vote of a committee duly designated by the board of directors, in certain cases. Indemnification provided for by RSA 293-A:8.50-
8.58 is not exclusive and a corporation is empowered to maintain insurance on behalf of its directors and officers against any liability asserted against them in that capacity, whether or not the corporation would have the power under that section to indemnify them.

The by-laws of the Company provide that it shall indemnify any director or officer pursuant to the provisions of RSA 293-A:8.50-
8.58. The Company maintains insurance on behalf of its directors and officers against liability asserted them in that capacity.